SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

THIRD WAVE TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

HOLOGIC, INC.

THUNDER TECH CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Titles of Classes of Securities)

88428W108

(CUSIP Number of Class of Securities)

John W. Cumming

Chairman and Chief Executive Officer

Hologic, Inc.

35 Crosby Drive, Bedford, MA 01730-1401

Tel: (781) 999-7300

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick Berlack Israels LLP

One Financial Center

Boston, Massachusetts 02111

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Third Wave Technologies, Inc. (“Third Wave”) by Thunder Tech Corp. (the “Purchaser”), a direct wholly-owned subsidiary of Hologic, Inc. (“Hologic”). Attached as Exhibit 99.1 is a presentation made available to investors and stockholders on June 11, 2008.

This description contained herein is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Third Wave’s common stock described herein has not commenced. At the time the Offer is commenced, Hologic and Thunder Tech Corp. (a wholly owned subsidiary of Hologic) will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO containing an offer to purchase, the form of the letter of transmittal and other documents relating to the tender offer, and Third Wave will file with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. Hologic, Thunder Tech Corp. and Third Wave intend to mail these documents to the stockholders of Third Wave. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer, including the terms and conditions of the offer and stockholders of Third Wave are urged to read them carefully when they become available before they make a decision with respect to the Offer. Stockholders of Third Wave will be able to obtain a free copy of these documents (when they become available) at http://www.hologic.com and the website maintained by the SEC at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by contacting Hologic or Third Wave.

Exhibit Index

Exhibit	Description
99.1	Presentation dated June 11, 2008